05040901

SECURI[TIES AND EXCHANGE CO]MMISSION

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SEC MAIL PROCESSING SECTION RECEIVED MAR 2005 WASH. DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM 3/24

SEC FILE NUMBER
8-23406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Centennial Securities Company, LLC

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr., SE
(No. and Street)

Grand Rapids	Michigan	49546
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Randall L. Hansen — (616) 942-7680
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

2330 East Paris Ave, SE	Grand Rapids	MI	49516
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 31 2005
THOMSON
FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/25

OATH OR AFFIRMATION

I Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Centennial Securities Company, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

President

Title

Lee Ann Bowen

Notary Public

LEE ANN BOWEN
NOTARY PUBLIC, STATE OF MI
COUNTY OF IONIA
MY COMMISSION EXPIRES Feb 8, 2011
ACTING IN COUNTY OF Kent.

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Earnings.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Shareholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Future Accounts Pursuant to Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3).*

CENTENNIAL SECURITIES COMPANY, LLC

TABLE OF CONTENTS

	PAGE
Independent Auditors' Report	1
Financial Statements for the Year Ended December 31, 2004	
Statement of Financial Condition	2
Statement of Earnings	3
Statement of Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplementary Schedule	
I Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9-10
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	11-12

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

January 20, 2005

Stockholders and Board of Directors
Centennial Securities Company, LLC
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Centennial Securities Company, LLC as of December 31, 2004, and the related statements of earnings, stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centennial Securities Company, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

2330 East Paris Avenue SE ∘ P.O. Box 6547 ∘ Grand Rapids, MI 49516-6547 ∘ 616.975.4100 ∘ Fax 616.975.4400 ∘ www.rehmann.com

CENTENNIAL SECURITIES COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS		
Cash and cash equivalents	$	480,861
Receivables		
Clearing organization		139,949
Commissions		130,804
Employees		40,038
Securities owned, at market		
Deposit with clearing organization		50,296
Corporate obligations		23,656
Membership in exchange		3,300
Net furniture, equipment and leasehold improvements		71,278
Prepaid expenses		75,025
Total assets	**$**	**1,015,207**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued compensation	$	211,593
Accounts payable and accrued expenses		162,010
Total liabilities		**373,603**
Stockholders' equity		
Common stock, Class A, $1 par value; 50,000 shares authorized, 581 shares issued and outstanding		581
Additional paid-in capital		183,110
Retained earnings		457,913
Total stockholders' equity		**641,604**
Total liabilities and stockholders' equity	**$**	**1,015,207**

The accompanying notes are an integral part of this financial statement.

CENTENNIAL SECURITIES COMPANY, LLC

STATEMENT OF EARNINGS

YEAR ENDED DECEMBER 31, 2004

Revenues	
Commissions	$ 5,152,015
Net dealer inventory and investment gains	298,878
Interest and dividends	16,602
Other	252,826
Total revenues	**5,720,321**
Expenses	
Broker commissions	2,934,423
Clearing fees	301,776
Administrative salaries and benefits	1,145,275
Communications	221,161
Computer	67,589
Advertising and promotion	217,336
Occupancy	340,550
Other	278,992
Total expenses	**5,507,102**
Net income	**$ 213,219**

The accompanying notes are an integral part of these financial statements.

CENTENNIAL SECURITIES COMPANY, LLC

STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2004	**696**	**$ 696**	**$ 180,543**	**$ 364,906**	**$ 546,145**
Redemption of common stock	(139)	(139)	(19,923)	(120,212)	**(140,274)**
Issuance of common stock	24	24	22,490	-	**22,514**
Net income	-	-	-	213,219	**213,219**
Balances, December 31, 2004	**581**	**$ 581**	**$ 183,110**	**$ 457,913**	**$ 641,604**

The accompanying notes are an integral part of these financial statements.

CENTENNIAL SECURITIES COMPANY, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities	
Net income	$ 213,219
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	39,514
Net changes in operating assets and liabilities which provided (used) cash	
Clearing organization receivable	59,591
Commissions receivable	(130,804)
Employees	12,815
Securities owned	(9,600)
Prepaid expenses	(24,284)
Accrued compensation	(14,848)
Accounts payable and accrued expenses	62,051
Net cash provided by operating activities	207,654
Cash flows used in investing activities	
Purchases of furniture, equipment and leasehold improvements	(43,670)
Cash flows from financing activities	
Redemption of common stock	(141,717)
Issuance of common stock	23,957
Net cash used in financing activities	(117,760)
Net increase in cash and cash equivalents	**46,224**
Cash and cash equivalents, beginning of year	434,637
Cash and cash equivalents, end of year	**$ 480,861**

The accompanying notes are an integral part of these financial statements.

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Entity Change

Centennial Securities Company merged into Centennial Securities Company, LLC on December 2, 2004. Centennial Securities Company, LLC is a newly formed entity. All of the accounting balances of Centennial Securities Company were transferred to Centennial Securities Company, LLC based on their net book values. The merger was accorded accounting treatment retroactive to January 1, 2004.

Nature of Business and Concentration Risk

Centennial Securities Company, LLC (the "Company") is a securities broker-dealer. The Company is registered with the Securities and Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida and various other states. It is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation. The Company's customers reside principally in western Michigan.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Securities transactions and related commission revenues and expenses are recognized on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks, money market funds, and cash on hand. The Company at times maintains deposits that exceed insured limits. Management does not consider this to be a significant risk.

Securities Owned

Securities owned consist of corporate bonds, which are reported at fair values based on quoted market prices. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains on the statement of income.

Furniture, Equipment and Leasehold Improvements and Depreciation

Furniture, equipment and leasehold improvements are recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years. Management annually reviews these assets to determine whether carrying values have been impaired.

Advertising Expenses

The costs of advertising are expensed as incurred. Advertising expense amounted to $134,806 for 2004.

Income Taxes

The Company has elected to be taxed as an S-Corporation under the provisions of the Internal Revenue Code Section 1361 whereby taxable income or losses, as well as applicable tax credits, are passed directly to the shareholders for inclusion in their personal tax returns. Therefore, income taxes are not provided in the accompanying financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 at December 31, 2004 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $417,502, which was $317,502 in excess of the required net capital, and a net capital ratio of 0.89 to 1.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are as follows at December 31, 2004:

Furniture and equipment	$ 303,035
Leasehold improvements	165,377
Total furniture, equipment and leasehold improvements	468,412
Less accumulated depreciation	397,134
Net furniture, equipment and Leasehold improvements	**$ 71,278**

4. LEASES (INCLUDING RELATED PARTY)

The Company leases office space under an operating lease with a business related through common ownership. This lease expires in May, 2005. The Company leases additional office space under a non-cancelable operating lease with an unrelated party. This lease expires in 2005. Net rental expense under these leases was $240,631 in 2004, including $170,527 under the related party lease.

The Company also leased certain equipment under operating leases. The leases expired in February, 2004. Net rental expense under these leases was $22,361 in 2004. The leases were not renewed as the Company elected to purchase rather than lease the equipment.

5. RETIREMENT PLAN

The Company maintains a deferred compensation plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. Under this plan, eligible employees are permitted to contribute up to 15% of gross compensation into the retirement plan up to a maximum determined by the Internal Revenue Code. Company contributions to the plan are discretionary and determined by the Board of Directors. The Company contributed $31,801 to the plan for 2004.

6. STOCK REPURCHASE AGREEMENT

The stockholders and the Company have the option to purchase any shares offered for sale by stockholders.

In the event of the death, disability, retirement, or termination of a stockholder the remaining stockholders have the option to purchase the shares. The Company is obligated to repurchase any shares not purchased by the remaining stockholders. The purchase price under this provision is the amount agreed to periodically by the stockholders, however the amount cannot be less than 110% of net book value. The stockholders have not yet established an amount in excess of 110% of net book value for purposes of this agreement.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

During 2004, the Company redeemed 139 shares of common stock. The repurchase price in excess of par value reduced additional paid-in-capital by the amount identified with the original issuance of the shares and the remainder was charged to retained earnings.

7. DEBT

The Company has available a $250,000 line of credit with interest charged at the bank's prime rate (5.25% at December 31, 2004). The borrowing agreement contains restrictive covenants which require the Company to, among other things, maintain a minimum debt service ratio, combined with their related party (note 4) of not less than 1.50 to 1, and to maintain a tangible net worth of not less than $500,000. There were no borrowings outstanding at December 31, 2004. The agreement expires May 1, 2005.

* * * * * *

SUPPLEMENTARY SCHEDULE

CENTENNIAL SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004

Net capital	
Total stockholders' equity	$ 641,604
Deductions	
Non-allowable assets	
Furniture, equipment and leasehold improvements	71,278
Commissions receivable	32,000
Employee receivables	40,038
Membership in exchange	3,300
Prepaid expenses and other	75,475
Total deductions	**222,091**
Net capital before haircuts on securities positions	**419,513**
Haircuts on securities positions	
Trading and investment securities	2,011
Net capital	**$ 417,502**

CENTENNIAL SECURITIES COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AS OF DECEMBER 31, 2004

Aggregate indebtedness	
Items included in statement of financial condition	
Accrued compensation	$ 211,593
Accounts payable and accrued expenses	162,010
Total aggregate indebtedness	**$ 373,603**
Computation of basic net capital requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 24,907
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of the two above amounts)	$ 100,000
Excess net capital	$ 317,502
Excess net capital at 1000%	$ 380,141
Ratio of aggregate indebtedness to net capital	0.89 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company as of the close of business on December 31, 2004.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

REHMANN ROBSON
Certified Public Accountants
A member of THE REHMANN GROUP
An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

January 20, 2005

Stockholders and Board of Directors
Centennial Securities Company, LLC
Grand Rapids, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Centennial Securities Company, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2330 East Paris Avenue SE ◦ P.O. Box 6547 ◦ Grand Rapids, MI 49516-6547 ◦ 616.975.4100 ◦ Fax 616.975.4400 ◦ www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson